Exhibit 99.1

November 5, 2026	NASDAQ | TSX: ACB

Aurora Cannabis Announces Fiscal 2027 Second Quarter Results

•	Delivers Net Revenue of $86.0 million, including Record International Medical Cannabis Net Revenue of $61.4 million, representing a 44% YoY Increase
•	Generated Adjusted EBITDA[1] of $14.0 million, with Free Cash Flow[1] Outflow Improving by $22.4 million
•	Maintains Strong Balance Sheet with $133.0 million of Cash, Cash Equivalents[2] and Short-Term Investments with no Debt

EDMONTON, AB – November 5, 2026 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (NASDAQ | TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the second quarter 2027 ending September 30, 2026.

Aurora has cancelled its investor call, originally scheduled for November 12, 2026, at 8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time, due to the Company’s announcement on November 3, 2026, that Aurora has entered into a definitive agreement (the “Arrangement Agreement”) with Organigram Global Inc. (“Organigram”) pursuant to which Organigram will acquire all of the issued and outstanding common shares of Aurora (the “Aurora Shares”).

Pursuant to the terms of the Arrangement Agreement, Organigram will acquire each of the issued and outstanding Aurora Shares in exchange for either (i) C$7.80 in cash, (ii) 5.8626 common shares in the capital of Organigram (the “Organigram Shares”), or (iii) a combination of C$3.75 in cash and 3.0431 Organigram Shares, subject to proration, structured as a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”). The Transaction is expected to be completed in January 2027, subject to shareholder, court and regulatory approvals, and other customary closing conditions.

Further details regarding the Transaction are available in Aurora’s joint press release, material change report and definitive transaction agreements each filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. A joint information circular with respect to the Transaction (the “Joint Circular”) will also be made available on Aurora’s SEDAR+ profile and on EDGAR in connection with the special meeting of shareholders to approve the Transaction (the “Special Meeting”), which is expected to be held in December 2026.

1 This news release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See “Non-GAAP Measures” below for reconciliations of non-GAAP financial measures to GAAP financial measures.

2 Cash and Cash Equivalents refers to cash, restricted cash and cash equivalents.

Second Quarter 2027 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q2 2027 and Q2 2026 results and are in Canadian dollars)

On February 17, 2026, the Company completed the divestiture of its 50.1% ownership interest in Bevo Agtech Inc. ("Bevo"). As such, Bevo has been excluded from the Company's comparative figures, due to its classification as a discontinued operation.

Consolidated Revenue and Adjusted Gross Profit:

Total net revenue was $86.0 million, as compared to $78.8 million in the prior year period. The 9% increase was due to higher net revenue in international medical cannabis and wholesale bulk cannabis, partially offset by lower quarterly net revenue in Canadian medical cannabis and the wind down in consumer cannabis.

Consolidated adjusted gross margin before fair value adjustments1 was 61%, compared to 65% in the prior year period. Adjusted gross profit before fair value adjustments1 was $52.3 million, compared to $51.2 million in the prior year period.

Medical Cannabis:

Medical cannabis net revenue was $82.5 million, as compared to $70.5 million in the prior year period, an increase of 17%.

Canadian medical cannabis net revenue was $21.2 million, as compared to $27.9 million in the prior year period. The 24% decrease was mainly due to changes in the federal reimbursement program effective April 1, 2026.

International medical cannabis net revenue increased to $61.4 million from $42.7 million in the prior year period. The 44% increase was mainly due to higher sales in Germany and Poland driven by increased patient demand.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue1 was 62% as compared to 69% in the prior year period. The year-over-year decrease was mainly due to pricing compression driven by changes to the federal reimbursement program effective April 1, 2026 and competitive market dynamics.

Consumer Cannabis:

Aurora’s consumer cannabis net revenue1 was $1.6 million, compared to $6.9 million in the prior year period. The decrease was due to our strategic shift to focus on Canadian and international medical cannabis and wind down our consumer cannabis business.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 23%, compared to 27% in the prior year period. The decrease was mainly due to the Company selling products at reduced prices as part of the wind down of the consumer channel.

Adjusted Selling, General and Administrative (“Adjusted SG&A”):

Adjusted SG&A1 was $37.4 million, compared to $34.9 million in the prior year period.

Net Loss:

Net loss from continuing operations was $21.1 million, compared to $27.2 million for the prior year period. The decrease in net loss from continuing operations of $6.1 million was mainly due to impairment charges totalling $13.7 million in the prior year period and an increase in gross profit for the current year period, partially offset by an increase in operating expenses.

Adjusted Net Income:

Adjusted net income was $3.1 million compared to adjusted net income of $12.0 million for the prior year period. The decrease of $8.9 million was primarily attributable to a $2.5 million increase in adjusted SG&A expenses, partially offset by an increase of $1.1 million in adjusted gross profit before fair value adjustments. Adjusted net income was also impacted by unfavourable foreign exchange fluctuations of $4.7 million and a $0.8 million decrease in interest and other income.

Adjusted EBITDA:

Adjusted EBITDA1 was $14.0 million compared to $15.4 million for the prior year period. The decrease of $1.4 million was mainly due to an increase in adjusted SG&A of $2.5 million, partially offset by an increase of $1.1 million in adjusted gross profit before fair value adjustments.

Free Cash Flow:

Free cash flow was an outflow of $17.5 million compared to an outflow of $39.9 million in the prior year period. The decrease in free cash outflow of $22.4 million is primarily due to a working capital investment of $12.6 million compared to $37.2 million in the prior year period.

Key Quarterly Financial Results

	Three months ended		Six months ended
($ thousands)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Financial Results
Net revenue (1)	86,021	78,809	153,575	152,885
Medical cannabis net revenue (2)	82,519	70,530	146,555	135,298

Gross profit	37,548	31,144	73,170	64,672
Gross profit before fair value (“FV”) adjustments (1)	43,904	36,599	73,096	75,448
Gross margin (3)	44%	40%	48%	42%
Gross margin before FV adjustments (3)	51%	46%	48%	49%
Adjusted gross margin before FV adjustments on total net revenue (4)	61%	65%	60%	65%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (4)	62%	69%	62%	69%

Operating expenses	55,482	48,171	99,835	93,641
General and administration	30,267	26,294	54,869	53,166
Sales and marketing	17,843	14,304	33,434	28,759
Adjusted selling, general & administration expense (“adjusted SG&A”) (4)	37,386	34,890	72,470	70,985

Other income (expenses)	(1,563)	(7,550)	3,538	(5,865)

Net loss from continuing operations	(21,050)	(27,182)	(25,083)	(37,368)
Net loss from discontinued operations, net of tax	—	(25,867)	—	(35,546)
Net loss	(21,050)	(53,049)	(25,083)	(72,914)
Adjusted EBITDA (4)	13,997	15,395	17,440	26,210
Adjusted net income (4)	3,106	11,954	6,917	18,552

Net cash used in operating activities from continuing operations	(14,946)	(38,008)	(19,392)	(30,329)
Free cash flow (4)	(17,533)	(39,908)	(23,326)	(33,136)

(1)	As presented in the interim condensed consolidated statements of loss and comprehensive loss.
(2)	See “Net Revenue” section below.
(3)	Gross margin and Gross margin before FV adjustments, respectively, are calculated as gross profit and gross profit before FV adjustments, respectively, divided by net revenue.
(4)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section in the MD&A. Refer to the respective financial tables herein for a reconciliation to the nearest GAAP measure.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

For Media:	For Investors:
Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's fiscal 2027 second quarter results and statements regarding the Transaction, including required approvals, filing of the Joint Circular, and anticipated timing for the Special Meeting and completion.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: the Transaction, including satisfaction of conditions to closing, receipt of required approvals, and the Arrangement Agreement not being terminated in accordance with its terms; development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY27 Q2 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (the “SEC”) EDGAR website at www.sec.gov.

Net Revenue

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

	Three months ended		Six months ended
($ thousands)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Medical cannabis net revenue:
Canadian medical cannabis net revenue	21,161	27,879	41,860	55,553
International medical cannabis net revenue	61,358	42,651	104,695	79,745
Total medical cannabis net revenue	82,519	70,530	146,555	135,298
Consumer cannabis net revenue	1,631	6,868	3,691	14,743
Wholesale bulk cannabis net revenue	1,871	1,411	3,329	2,844
Total net revenue (1)	86,021	78,809	153,575	152,885

(1)	As presented in the interim condensed consolidated statements of loss and comprehensive loss.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

	Three months ended		Six months ended
($ thousands)	September 30, 2026	September 30, 2025 (3)	September 30, 2026	September 30, 2025 (3)
Net loss from continuing operations	(21,050)	(27,182)	(25,083)	(37,368)
Income tax expense	1,553	2,605	1,956	2,534
Other (income) expense	1,563	7,550	(3,538)	5,865
Share-based compensation	3,640	4,969	4,333	7,155
Depreciation and amortization	3,946	4,215	7,373	7,775
Business development costs	1,713	321	3,302	682
Inventory and biological assets fair value and impairment adjustments	11,908	17,209	13,264	28,627
Business transformation costs (1)	10,724	5,708	15,833	10,940
Adjusted EBITDA (2)	13,997	15,395	17,440	26,210

(1)	Business transformation related charges include costs related to restructuring, certain IT project costs, net sublease income (expenses), severance and retention costs in connection with the consumer channel exit, legal provisions, professional fees incurred in connection with an Hostile Bid and Transaction, and other business transformation initiatives.
(2)	Adjusted EBITDA is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. The reconciliation to the most directly comparable IFRS measure has been provided accordingly.
(3)	Prior period comparatives were adjusted to include the adjustments for non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted Net Income

The following is the Company’s adjusted net income:

	Three months ended		Six months ended
($ thousands)	September 30, 2026	September 30, 2025 (3)	September 30, 2026	September 30, 2025 (3)
Net loss from continuing operations	(21,050)	(27,182)	(25,083)	(37,368)
Inventory and biological assets fair value and impairment adjustments	11,908	17,209	13,264	28,627
Business development costs	1,713	321	3,302	682
Impairment of property, plant and equipment	—	525	—	525
Impairment of intangible assets and goodwill	—	13,186	—	13,186
Deferred tax expense - valuation allowance on deferred tax assets	—	2,359	—	2,359
Business transformation costs (1)	10,535	5,536	15,434	10,541
Adjusted net income (2)	3,106	11,954	6,917	18,552

(1)	Business transformation related charges include costs related to restructuring, certain IT project costs, severance and retention costs in connection with the consumer channel exit, legal provisions, professional fees incurred in connection with the Hostile Bid and Transaction, and other business transformation initiatives.
(2)	Adjusted net income is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. The reconciliation to the most directly comparable IFRS measure has been provided accordingly.
(3)	Comparatives were adjusted to include the adjustments for non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended		Six months ended
($thousands)	September 30, 2026	September 30, 2025 (3)	September 30, 2026	September 30, 2025 (3)
General and administration	30,267	26,294	54,869	53,166
Sales and marketing	17,843	14,304	33,434	28,759
Business transformation costs (1)	(10,724)	(5,708)	(15,833)	(10,940)
Adjusted SG&A (2)	37,386	34,890	72,470	70,985

(1)	Business transformation related charges include costs related to restructuring, certain IT project costs, net sublease income (expenses), severance and retention costs in connection with the consumer channel exit, legal provisions, professional fees incurred in connection with the Hostile Bid and Transaction, and other business transformation initiatives.
(2)	Adjusted SG&A is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. The reconciliation to the most directly comparable IFRS measure has been provided accordingly.
(3)	Prior period comparatives were adjusted to include the adjustments for non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended		Six months ended
($thousands)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net cash used in operating activities from continuing operations	(14,946)	(38,008)	(19,392)	(30,329)
Less: maintenance capital expenditures(1)	(2,587)	(1,900)	(3,934)	(2,807)
Free cash flow(2)	(17,533)	(39,908)	(23,326)	(33,136)

(1)	Maintenance capital expenditures includes the costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. The reconciliation to the most directly comparable IFRS measure has been provided accordingly in the MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

	As at
($ thousands)	September 30, 2026	September 30, 2025
Total current assets	383,398	423,845
Total current liabilities	(76,639)	(124,116)
Working capital	306,759	299,729